

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 28, 2017

Shao-Ning Johnny Chou
Chief Executive Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People's Republic of China

> **Re: BEST Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed August 17, 2017**
> **File No. 333-218959**

Dear Mr. Chou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2017 letter.

Notes to unaudited condensed consolidated financial statements

Note 21. Subsequent Events, page F-99

1. We note that in July 2017 12,599,520 options were exercised pursuant to a conditional, one-time waiver of the "exercisable upon the Company's IPO" condition. Please tell us the conditions of this waiver, including the business purpose of its issuance. In addition, as these options meet the definition of issued equity instruments as defined by ASC 718, tell us your consideration of recognizing the related compensation expense. Finally, we note that the exercise will become null and void if the listing date of the shares does not

occur before December 31, 2018. Tell us your planned treatment with regard to the options that were subject to the waiver if this condition does not occur.

You may contact Amy Geddes at (202) 551-3304 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anny Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Chris K.H. Lin, Esq.
         Simpson Thacher & Bartlett LLP